

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Li Liu, Chief Executive Officer
Yayi International Inc.
c/o CT, a Wolters Kluwer business
111 Eighth Avenue, 13th Floor
New York, New York 10011

> **Re:** **Yayi International Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 2, 2011**
> **File No. 333-170172**

Dear Ms. Li:

We have reviewed your amendment, and your letter dated March 2, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis…, page 31

Results of Operations, page 33

1. Please add a discussion regarding the distributor contracts totaling approximately $71.4 million that you disclosed in your original Form S-1. To the extent that your expectations regarding previously disclosed guidance have changed, you should explain the change.

<u>Financial Statements</u>

2. Please continue to monitor your need to update financial statements. Refer to Regulation S-X, Rule 8-08.

<u>Financial Statements for the Nine Months Ended December 31, 2010, page F-3</u>

<u>Notes to Condensed Consolidated Financial Statements, page F-9</u>

<u>2. Summary of Significant Accounting Policies, page F-9</u>

<u>Slotting fees, page F-10</u>

3. Your response to comment eight in our letter dated February 24, 2011 indicates that you use the term "slotting fees" to refer to "store charges" and "barcode fees". As previously requested, explain to us, in reasonable detail, all of the material terms of the contracts or agreements under which these payments are made, including specifically when payments are made. As part of your response, explain the benefits you are entitled to receive in exchange for these payments and the time period over which you are entitled to receive them. Explain your basis for capitalizing these payments as well as your basis for the amortization period selected.

<u>Advances, page F-15</u>

4. We note your response to comment nine in our letter dated February 24, 2011. Based on your description, it appears that "Advances" represents cash being held at your branches. As such, please reclassify this asset as cash, or explain this to us further.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Louis A. Bevilacqua, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        Facsimile No. (202) 663-8007